Exhibit 99.1

July 2, 2019

VIA OVERNIGHT MAIL AND EMAIL

Alain A. Dermarkar

Jones Day

2727 North Harwood Street

Suite 500

Dallas, Texas 75201-1515

Re:	Agreement and Plan of Merger by and between U.S. Ecology, Inc., NRCG, and others, dated June 23, 2019

Dear Mr. Dermarkar:

We represent SBTS, LLC (“SBTS”) and write on behalf of SBTS and Zazove Associates, LLC (“Zazove”) in reference to the Certificate of Designations, Preferences, Rights and Limitations of 7.00% Series A Convertible Cumulative Preferred Stock of NRC Group Holdings Corp. (“NRCG”), dated as of October 17, 2018 (the “COD”) and the Agreement and Plan of Merger by and between U.S. Ecology, Inc., NRCG, and others, dated June 23, 2019 (the “Merger Agreement”).1 As NRCG is aware, SBTS holds a majority of the preferred stock issued pursuant to the COD (the “Preferred Stock”), and Zazove has discretionary authority with regard to a significant number of shares of the Preferred Stock. The Merger Agreement provides, among other things, that, upon consummation of the Merger, each share of Preferred Stock will convert automatically into, and become exchangeable for, a certain number of shares of common stock issued by US Ecology Parent, Inc., pursuant to a predetermined formula described in the Merger Agreement (the “Involuntary Conversion”).

The Involuntary Conversion violates Delaware law and breaches the plain language of multiple provisions of the COD. First, NRCG admits that the transaction contemplated by the Merger Agreement (the “Merger”) qualifies as a “Fundamental Change” under the terms of the COD. Section 5(b) of the COD provides, in relevant part, that “[w]ithin 15 days following the Effective Date of [a] Fundamental Change, each Outstanding share of the Preferred Stock shall (subject to the applicable limitations set forth in Section 12), at the election of the Holder thereof pursuant to the delivery of a Notice of Conversion, be converted into a number of shares of Common Stock . . . .” COD at Section 5(b) (emphasis added). Section 5(b), therefore,

[1]	Capitalized terms not defined herein shall have the meanings ascribed to them in the COD.

Alain A. Dermarkar

July 2, 2019

expressly provides that in connection with the Merger, the Preferred Stock can be converted into common stock only at the election of each respective holder of the Preferred Stock. Neither SBTS nor Zazove has elected to convert its Preferred Stock into common stock in connection with the Merger, and neither has any plans to do so regardless of whether the Merger is consummated.

Section 5(b) of the COD harmonizes with Section 8(j), which provides in relevant part that upon a Reorganization Event (which includes “any consolidation, merger or combination involving the Corporation”), the right of the holders of the Preferred Stock to convert their shares shall be changed into a right to convert such share into the kind and amount of shares of stock . . . that a holder of a number of shares of Common Stock equal to the Conversion Rate immediately prior to such Reorganization Event would have owned or been entitled to receive upon such Reorganization Event.

Section 8(j) further confirms that “[n]one of the foregoing provisions shall affect the right of a Holder of Preferred Stock to convert its Preferred Stock into shares of Common Stock as set forth in Section 8(a) prior to the effective time of such Reorganization Event.” Section 8(j) therefore clearly provides that, although the holders of the Preferred Stock have the right to convert their Preferred Stock in advance of a Reorganization Event such as the Merger, such holders have no obligation to convert their Preferred Stock in advance of a Reorganization Event.

Second, the Involuntary Conversion breaches the plain language of Section 6(d) of the COD because it would materially and adversely amend the COD without the required vote of the holders of the Preferred Stock (voting together as a single class). Section 6(d) expressly states that:

[s]o long as any shares of Preferred Stock remain Outstanding, . . . [NRCG] shall not, without the affirmative vote or consent of (a) the Holders of at least 50.1% of the shares of Preferred Stock Outstanding at the time, voting together as a single class . . . amend, alter or repeal the provisions of the Certificate of Incorporation, whether by merger, consolidation or otherwise, so as to materially and adversely affect any right, preference, privilege or voting powers of the shares of Preferred Stock.

Alain A. Dermarkar

July 2, 2019

Delaware law considers the COD to be a part of NRCG’s Certificate of Incorporation. See, e.g., Elliott Associates, L.P. v. Avatex Corp., 715 A.2d 843, 844 n.3 (Del. 1998) (“When certificates of designations become effective, they constitute amendments to the certificate of incorporation so that the rights of preferred stockholders become part of the certificate of incorporation.”) (citing Kaiser Aluminum Corp. v. Matheson, 681 A.2d 392, 394 n. 3 (Del. 1996) and 8 Del. Code. §§ 102(a)(4), 151(g)). Thus, under well-established Delaware law, the Merger will be void, if NRCG purports to conduct it without the vote required by the COD. See, e.g., STAAR Surgical Co. v. Waggoner, 588 A.2d 1130, 1137 (Del. 1991) (finding stock issued in violation of the corporation’s certificate of incorporation to be void).

Third, each of SBTS and Zazove is a “Required Holder” as that term is defined in the COD. Section 6(d) provides that each Required Holder has an individual consent right over any amendment, alteration or repeal (including by merger) that would effect a “Material Change.” A “Material Change” is defined to include, among other things, any change that “expediting the commencement of the First Mandatory Conversion Period.” The “First Mandatory Conversion Period” is defined as the “period on or after the 3-year anniversary of the Issue Date but prior to the 5-year anniversary of the Issue Date.” The proposed Merger violates Section 6(d) because it amends and alters the COD in a manner that expedites the commencement of the First Mandatory Conversion Period without the required consent of the Required Holder(s).

Fourth, even assuming that the Involuntary Conversion does not violate Sections 5(b) and 6(d) of the COD, which it does, Section 9(a) of the COD permits NRCG to effect the Involuntary Conversion only if the Weighted Average Price of the Common Stock equals or exceeds 140% of the then-current Conversion Price for at least 20 trading days in a period of 30 consecutive trading days. Accordingly, NRCG can effect the Involuntary Conversion only if the Weighted Average Price of the Common Stock equals or exceeds $17.50 per share during the relevant conversion period. The highest the common stock has ever traded is $11.50 per share.

Fifth, for many of the same reasons described above with respect to Section 6(d) of the COD, the Involuntary Conversion violates the express provisions of Section 242(b)(2) of the Delaware General Corporation Law. Section 242(b)(2) provides:

The holders of the outstanding shares of a class shall be entitled to vote as a class upon a proposed amendment, whether or not entitled to vote thereon by the certificate of incorporation, if the amendment would . . . alter or change the powers, preferences, or special rights of the shares of such class so as to affect them adversely.

Alain A. Dermarkar

July 2, 2019

The Merger will change the powers of the Preferred Stock, forcibly converting it to common stock. Yet, NRCG intends to proceed with the Merger without a vote of the Preferred Stock. If NRCG proceeds with the Merger as structured, the Merger will be void. See, e.g. Nguyen v. View, Inc., No. CV 11138-VCS, 2017 WL 2439074, at *8 (Del. Ch. June 6, 2017), reargument denied, No. CV 11138-VCS, 2017 WL 3169051 (Del. Ch. July 26, 2017). That outcome will be detrimental to NRCG as a whole as well as SBTS.

We previously invited you to provide us with a valid basis under Delaware law and the COD to support the Involuntary Conversion. You have provided us with no such justification. We urge you to reconsider requiring the Involuntary Conversion as an element of the proposed Merger. SBTS, Zazove and other holders of the Preferred Stock negotiated specifically for many of the protections that NRCG now proposes to breach via the Involuntary Conversion. SBTS, Zazove and the other holders of Preferred Stock will be severely (and potentially irreparably) harmed by the Involuntary Conversion and may therefore be required to seek appropriate judicial relief to preserve and enforce their rights under Delaware law and the COD. Please let us know on or before July 5, 2019 if NRCG intends to continue to require the Involuntary Conversion in connection with the Merger. The holders of the Preferred Stock continue to reserve all rights and remedies.

Sincerely,

/s/ Stephen M. Baldini

Stephen M. Baldini